Exhibit 99.1
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PRESS RELEASE
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                          PUBLICIS GROUPE SA ANNOUNCES
             FIRST STRATEGIC DECISIONS AND MANAGEMENT APPOINTMENTS
                          FOLLOWING MERGER WITH BCOM3


PARIS, OCTOBER 14, 2002-Publicis Groupe SA Chairman and CEO Maurice Levy announced to employees worldwide the first strategic decisions taken following the merger with Bcom3, effective last month, which created the world's fourth largest communications group.

The decisions, based on a strategy focused on three global agency networks, include the integration of D'Arcy within other units of the group and the nomination of new executives to key posts.

In making the announcement, Maurice Levy told employees, "The decisions we are announcing to you today will enable our Groupe to create the unique client offering that is at the heart of our strategy. Publicis Groupe SA NOW WILL BE THE SOLE GROUP TO BE ABLE TO OFFER CLIENTS THREE DISTINCT GLOBAL NETWORKS, each clearly positioned, with each its own specific culture, heritage and approach, and with each its own autonomous management."

Maurice Levy added, "To continue best serving our clients and winning new business-from current as well as new clients-we must make the most of our remarkable Group resources across the board. Our talents and capabilities are impressive as they stand today; the offer they comprise will be even stronger and more attractive to clients tomorrow following the steps we are now taking."

Among the key points announced to employees:

Strategic Organizational Decisions
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* Strengthening three main global agency networks: Publicis Worldwide,
  Saatchi & Saatchi Worldwide, and Leo Burnett Worldwide. Other units, including Fallon Worldwide, will continue to develop according to plan.

* Integration of D'Arcy in other units of the Publicis Group. The decision was taken following a detailed review by Maurice Levy and by Robert Haupt, President and Chief Operating Officer of Publicis Groupe SA and member of its Directoire.

* In the United States, D'Arcy will be integrated into Publicis USA, with some accounts and teams going to Saatchi & Saatchi, with the agreement of clients. D'Arcy Detroit will form a new and exciting partnership with Leo Burnett Worldwide and details about this operation will follow shortly.

* Outside of the U.S., each country situation will be reviewed separately with the overall objective of strengthened client offerings and service worldwide.


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The strategic decisions will be implemented to be effective over the next two to three months and in line with three main criteria:

1. For our clients: to make sure that they receive the best service and so that we deserve more than ever their continuing confidence

2. For our employees: to create new career paths and job opportunities in the medium-term and to reduce to an absolute minimum any short-term disruption during the implementation period

3. For our future: to reinforce the Group through three stronger worldwide agency networks, Publicis Worldwide, Saatchi & Saatchi Worldwide and Leo Burnett Worldwide, by making them even more competitive and attractive for clients, employees and the marketplace as a whole.

New Executive Appointments
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Executive appointments were announced outside of the Leo Burnett network, which remains under the responsibility of CEO Linda Wolf, and outside of Saatchi & Saatchi, which remains under the responsibility of CEO Kevin Roberts.

Appointments involving Publicis Worldwide
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* Rick Bendel as Chief Operating Officer, Publicis Worldwide. He is currently
  Regional Chairman for the United Kingdom and for the Nordic Region. He will have responsibility with Maurice Levy, Chairman and CEO of Publicis Worldwide, for that agency network's development and will be Vice
  Chairman of the Publicis Worldwide Comex management committee. Rick
  Bendel also will direct the worldwide implementation of 'La Holistic Difference', of which he was one of the architects.

* Susan Gianinno, currently President & Chief Branding Officer D'Arcy Worldwide, will direct Publicis Worldwide USA with the title of Chair and CEO. The U.S. unit will be significantly strengthened following the integration of D'Arcy units. Susan Gianinno will report to Maurice Levy. She will aim to further develop Bob Bloom's remarkable accomplishments over the past decade. Bob Bloom will remain through the period of implementation. Maurice Levy commented, "The current teams of Publicis
  USA have done exceptional work in developing our creativity to a level that can compete with the market; I am sure that they will benefit from the changes we are making".

* Lee Garfinkel, currently President & Chief Creative Officer D'Arcy
  Worldwide, has been asked to become Worldwide Creative Director for Publicis Worldwide, reporting directly to Maurice Levy. He will work in partnership with Rick Bendel and Maurice Levy on a worldwide basis and with Susan Gianinno in the U.S., with responsibility for the creative product.

Appointment involving Specialized Agencies and Marketing Services
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Maurice Levy told employees in his note that the group will invest in a key growth sector where it has untapped potential: Specialized Agencies and Marketing Services. He also announced an executive appointment in that area:
John Farrell, currently President & CEO of D'Arcy Worldwide, has been asked to become President & CEO of the SAMS sector Publicis Groupe. He will work directly with Roger Haupt and Maurice Levy and bring to bear both his experience as CEO of a major global agency network and in marketing services.

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Media Counsel and Buying
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Maurice Levy also announced to employees that Roger Haupt will manage the media counsel and buying area in which the group is ranked number one world wide, according to RECMA. The objective is to generate even greater client benefits from its leadership position and to add further to the Publicis Groupe's lead in the field. Reporting to Roger Haupt will be: Jack Klues, Chairman and CEO of Starcom MediaVest Group and, John Perriss, CEO of Zenith Optimedia Group.

The objective is to maintain two rigorously independent brands and managements, while carefully looking for synergies that will be of benefit to the Groupe's clients.

Maurice Levy concluded: "We have taken advantage of the months necessary for approvals of our merger with Bcom3 to carefully review the strategic decisions that can lead to success in creating profitable growth for our clients and for our group by the most intelligent use of our strengthened resources. We are convinced that we have identified the optimal organization and best people to make our strategy a success. We have now made those decisions and can rapidly implement them.

"Mergers always create issues that must be resolved in order to realise the full potential of the opportunities they promise. We intend to bring the full weight of our best management to resolve those issues rapidly, and on the model of the Saatchi & Saatchi integration through which not a single client was lost."

Publicis Groupe SA Management
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Publicis Groupe SA is managed through its Directoire. Members are Maurice
Levy, Chairman and Chief Executive Officer, Roger Haupt, President and Chief Operating Officer, Kevin Roberts, Bertrand Siguier, and Bruno Desbarats. Chief Financial Officer is Jean-Michel Etienne. General Secretary is Claudine Bienaime.


CONTACT PUBLICIS GROUPE SA
Pierre Benaich (tel: +33 1 4443 6500) - Laurence Rey(tel:+33 1 4443 7010) -
Seth Goldschlager (tel: +33 1 4443 7242)-Elizabeth Krupnick(tel:+1 212 474 6382)


PUBLICIS GROUPE SA (Euronext Paris: 13057, NYSE: PUB) is the world's fourth largest communications group (AdAge ranking, April 2002) following the closing of the acquisition of Bcom3, with operations in 109 countries on five continents.

The Group's activities include advertising, marketing services and specialized communications, including public relations, corporate and financial communications, ethnic group communications and healthcare communications. Publicis Groupe is also ranked first worldwide in media consultancy and buying. This comprehensive range of services is made available to clients through the autonomous worldwide networks: Publicis Worldwide, Saatchi & Saatchi Worldwide, Leo Burnett Worldwide, D'Arcy Worldwide and Fallon Worldwide, in addition to its consultancy and media buying networks: The Zenith Optimedia Group and Starcom MediaVest Group.

Publicis created an innovative communication concept called the Holistic Difference which has provided clients with new impact for their campaigns by taking into account their evolving needs in the context of changing target audiences.

Web sites: www.publicis.com and www.finance.publicis.com